UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-33060

DANAOS CORPORATION

(Translation of registrant’s name into English)

Danaos Corporation

c/o Danaos Shipping Co. Ltd.

14 Akti Kondyli

185 45 Piraeus

Greece

Attention: Secretary

011 030 210 419 6480

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Danaos Corporation, dated October 6, 2025, announcing that it plans to commence an offering of up to $500 million of Senior Notes due 2032, subject to market conditions and other factors. The notes are to be offered and sold in a private offering exempt from the registration requirements under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

This shall not constitute an offer for sale or a recommendation or solicitation to buy or sell any securities, nor shall there be any offer, solicitation, or sale of any securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful. The notes will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state securities laws.

EXHIBIT INDEX

99.1 Press release issued by Danaos Corporation on October 6, 2025, furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2025

DANAOS CORPORATION

By:	/s/ Evangelos Chatzis
Name:	Evangelos Chatzis
Title:	Chief Financial Officer